UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Neos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64052L106

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☑  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64052L106	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ralph Iannelli
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,181,281 (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,181,281 (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,181,281 (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (4)
12.	TYPE OF REPORTING PERSON (see instructions) IN

__________________________________________

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 1,087,500 shares owned by Essex Capital Corporation, of which the Reporting Person is the President and sole shareholder and as such, the Reporting Person may be deemed to have sole voting and dispositive power; (ii) 248 shares owned by KF Investment Partners, LP, of which Essex Capital Corporation is the General Partner and as such, the Reporting Person (as the President and sole shareholder of Essex Capital Corporation) may be deemed to have sole voting and dispositive power; (iii) 83,333 shares owned by KF Leasing Partners, LP, of which Essex Capital Corporation is the General Partner and as such, the Reporting Person (as the President and sole shareholder of Essex Capital Corporation) may be deemed to have sole voting and dispositive power; and (iv) 10,200 shares owned directly by the Reporting Person. SIU Capital, LLC, a Nevada limited liability company, which was a Reporting Person and signatory to this Schedule 13G, was dissolved in 2017 and disposed of all shares of the Issuer that it owned.
(3)	Includes all shares referenced in footnote (2) above. The Reporting Person disclaims beneficial ownership of the shares held by KF Investment Partners, LP and KF Leasing Partners, LP except to the extent of the Reporting Person’s pecuniary interests therein.
(4)	This percentage is calculated based upon 28,996,956 shares of Common Stock outstanding as of November 3, 2017, as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 9, 2017.

CUSIP No. 64052L106	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Essex Capital Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,171,081 (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,171,081 (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,081 (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (4)
12.	TYPE OF REPORTING PERSON (see instructions) CO

__________________________________________

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 1,087,500 shares owned directly by the Reporting Person of which Ralph Iannelli is the president and sole shareholder and as such may be deemed to have sole voting and dispositive power with respect to shares held directly by the Reporting Person; (ii) 248 shares owned by KF Investment Partners, LP, of which the Reporting Person is the General Partner and as such may be deemed to have sole voting and dispositive power; and (iii) 83,333 shares owned by KF Leasing Partners, LP, of which the Reporting Person is the General Partner and as such may be deemed to have sole voting and dispositive power. SIU Capital, LLC, a Nevada limited liability company, which was a Reporting Person and signatory to this Schedule 13G, was dissolved in 2017 and disposed of all shares of the Issuer that it owned.
(3)	Includes all shares referenced in footnote (2) above. The Reporting Person disclaims beneficial ownership of the shares held by KF Investment Partners, LP and KF Leasing Partners, LP except to the extent of the Reporting Person’s pecuniary interests therein.
(4)	This percentage is calculated based upon 28,996,956 shares of Common Stock outstanding as of November 3, 2017, as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 9, 2017.

CUSIP No. 64052L106	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS KF Investment Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 248 (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 248 (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

__________________________________________

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	All such shares held directly by the Reporting Person, of which Essex Capital Corporation is the General Partner and as such may be deemed to have sole voting and dispositive power with respect to shares held directly by the Reporting Person. Ralph Iannelli, as the President and sole shareholder of Essex Capital Corporation may also be deemed to have sole voting and dispositive power with respect to shares held directly by the Reporting Person.
(3)	This percentage is calculated based upon 28,996,956 shares of Common Stock outstanding as of November 3, 2017, as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 9, 2017.

CUSIP No. 64052L106	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS KF Leasing Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 83,333 (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 83,333 (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,333
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

__________________________________________

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	All such shares held directly by the Reporting Person, of which Essex Capital Corporation is the General Partner and as such may be deemed to have sole voting and dispositive power with respect to shares held directly by the Reporting Person. Ralph Iannelli, as the President and sole shareholder of Essex Capital Corporation may also be deemed to have sole voting and dispositive power with respect to shares held directly by the Reporting Person.
(3)	This percentage is calculated based upon 28,996,956 shares of Common Stock outstanding as of November 3, 2017, as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 9, 2017.

CUSIP No. 64052L106	13G	Page 6 of 10 Pages

Item 1.

(a)	Name of Issuer Neos Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2940 N. Hwy 360 Grand Prairie, TX 75050

Item 2.

(a)

Name of Person Filing
Ralph Iannelli; Essex Capital Corporation; KF Investment Partners, LP; KF Leasing Partners, LP.

SIU Capital, LLC, a Nevada limited liability company, which was a Reporting Person and signatory to this Schedule 13G, was dissolved in 2017 and disposed of all shares of the Issuer that it owned.

(b)	Address of the Principal Office or, if none, residence c/o Ralph Iannelli, 1486 East Valley Road, Santa Barbara, California 93108

(c)	Citizenship Ralph Iannelli – United Stated of America Essex Capital Corporation – California KF Investment Partners, LP – California KF Leasing Partners, LP – California

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 64052L106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 64052L106	13G	Page 7 of 10 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:
Ralph Iannelli – 1,181,281 shares
Essex Capital Corporation – 1,171,081 shares
KF Investment Partners, LP – 248 shares
KF Leasing Partners, LP – 83,333 shares

(b)	Percent of class**:
Ralph Iannelli – 4.1%
Essex Capital Corporation – 4.0%
KF Investment Partners, LP – 0.0%
KF Leasing Partners, LP – 0.2%

(c)	Number of shares as to which the person has**:

	(i)	Sole power to vote or to direct the vote:
Ralph Iannelli – 1,181,281 shares
Essex Capital Corporation – 1,171,081 shares
KF Investment Partners, LP – 248 shares
KF Leasing Partners, LP – 83,333 shares

	(ii)	Shared power to vote or to direct the vote:
Ralph Iannelli – 0 shares
Essex Capital Corporation – 0 shares
KF Investment Partners, LP – 0 shares
KF Leasing Partners, LP – 0 shares

	(iii)	Sole power to dispose or to direct the disposition of:
Ralph Iannelli – 1,181,281 shares
Essex Capital Corporation – 1,171,081 shares
KF Investment Partners, LP – 248 shares
KF Leasing Partners, LP – 83,333 shares

	(iv)	Shared power to dispose or to direct the disposition of:
Ralph Iannelli – 0 shares
Essex Capital Corporation – 0 shares
KF Investment Partners, LP – 0 shares
KF Leasing Partners, LP – 0 shares

____________________________

** See footnotes on cover pages which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☑.

CUSIP No. 64052L106	13G	Page 8 of 10 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.  Certification.

N/A

CUSIP No. 64052L106	13G	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2018

/s/ Ralph Iannelli

Ralph Iannelli

Essex Capital Corporation

By: /s/ Ralph Iannelli

Name: Ralph Iannelli

Title: President

KF Investment Partners, LP

By: Essex Capital Corporation, General Partner

By: /s/ Ralph Iannelli

Name: Ralph Iannelli

Title: President

KF Leasing Partners, LP

By: Essex Capital Corporation, General Partner

By: /s/ Ralph Iannelli

Name: Ralph Iannelli

Title: President

CUSIP No. 64052L106	13G	Page 10 of 10 Pages

Exhibit 1

Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, par value $0.001 per share, of Neos Therapeutics, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated: February 6, 2018

/s/ Ralph Iannelli

Ralph Iannelli

Essex Capital Corporation

By: /s/ Ralph Iannelli

Name: Ralph Iannelli

Title: President

KF Investment Partners, LP

By: Essex Capital Corporation, General Partner

By: /s/ Ralph Iannelli

Name: Ralph Iannelli

Title: President

KF Leasing Partners, LP

By: Essex Capital Corporation, General Partner

By: /s/ Ralph Iannelli

Name: Ralph Iannelli

Title: President